Mail Stop 3561

June 26, 2007

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

>   **Re: FTS Group, Inc.**
>   **Amendment No. 6 to Registration Statement on Form SB-2**
>   **Filed June 11, 2007**
>   **File No. 333-133749**

Dear Mr. Gallagher:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please feel free to call us at the telephone numbers listed at the end of this letter.

Narrative to Summary Compensation Table, page 22

Employment Agreements for Each Named Executive Officer

1. It does not appear you have addressed comment 3 in our letter of June 7, 2007 in your disclosure. Please revise.

Report of Independent Registered Public Accounting Firm, page F-2

2. The audit report contained in this registration statement is dated June 7, 2007 while the audit report for the same period in Form 10-KSB filed on April 24, 2007 is dated April 11, 2007. Please advise or revise these dates, as applicable. Also, please make certain the accountant's consent is consistent with the revised audit report date since it now references April 11, 2007 and April 10, 2006.

* * * *

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy M. Trombly, Esq.
     Fax: (617) 243-0066